Armada Acquisition Corp. II

1760 Market Street, Suite 602

Philadelphia, PA 19103

March 25, 2025

VIA OVERNIGHT COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Armada Acquisition Corp. II

Draft Registration Statement on Form S-1

Submitted December 23, 2024

CIK No. 0002044009

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated February 28, 2025 (the “Comment Letter”), in respect of Armada Acquisition Corp. II’s (“us”, “our” or the “Registrant”) Draft Registration Statement on Form S-1, filed with the Commission on February 3, 2025 (the “Registration Statement”).

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter. For your convenience, the comments have been reproduced below, together with our responses.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is publicly filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Draft Registration Statement on Form S-1

Cover Page

1.	Staff’s comment: We note your response to comment 3. Please clarify the amount that may be distributed to management for working capital purposes.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and throughout the Amendment to remove references to any amounts that may be distributed to management for working capital purposes.

Management’s Discussion And Analysis, page 98

2.	Staff’s comment: Please expand your response to prior comment 11 to address the financing needed for the business combination by Armada Acquisition Corp. I with Rezolve AI Limited in August 2024.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3 and 102 of the Amendment.

Conflicts of Interest, page 144

3.

Staff’s comment: Refer to prior comment 14. We note that on page 135 you continue to state that you do not believe, however, that the fiduciary duties or contractual obligations of your directors or officers will materially affect your ability to complete your initial business combination. Please revise.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 134 of the Amendment.

We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Stephen Herbert
Stephen Herbert
Chief Executive Officer
Armada Acquisition Corp. II

cc:	Penny Minna, Esq.

DLA Piper LLP (US)